Filed by Legato Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Legato Merger Corp. Algoma Steel

Merger Conference Call

Tuesday, May 25th, 2021, 9:00AM Eastern

CORPORATE PARTICIPANTS

David Sgro - CEO of Legato Merger Corp

Michael McQuade - Algoma’s Chief Executive Officer

PRESENTATION

Operator

Good morning and welcome to the Legato Merger Corp., Algoma Steel Merger Conference Call. All participants will be in listen-only mode. Before we begin, I’d like to remind everyone that certain statements made during this call may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and it is our intent that any such statements be protected by the Safe Harbor created thereby. Except for historical information, the matters set forth herein, including, but not limited to any statements of belief or intent, any statements concerning financial projections, our plans, strategies and objectives for future operations are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and assumptions, and are subject to certain risks and uncertainties.

Although we believe that the expectations, estimates and assumptions reflected in our forward-looking statements are reasonable, the actual results could differ materially from those projected or assumed in any of our forward-looking statements. We do not intend and undertake no obligation to update any forward-looking statements. I will draw your attention to Slides 1 and 2, which provide Safe Harbor information and definitions of the non-IFRS measures that we will be presenting this morning.

I would now like to turn the conference over to Legato Merger Corp’s CEO, David Sgro. Please go ahead.

David Sgro

Good morning, I am David Sgro, the Chief Executive Officer of Legato Merger Corp. Joining me on this call is Michael McQuade, Algoma’s Chief Executive Officer. We are excited to announce the combination of Algoma Steel and Legato Merger Corp in a transaction valued at $1.7 billion dollars.

Legato is a $236 million dollar SPAC that IPOed in January of this year, with the intent of finding a merger partner in the E&C, Infrastructure, Industrial or Renewables industries. Our goal was to find a company that would be well positioned to capitalize on the significant North American infrastructure spending that we anticipate. Legato’s management team has successfully closed five previous SPAC transactions in the Industrial space, dating back to our first SPAC in 2004 and we have extensive experience investing in, and serving on the boards of Canadian companies.

In short, Algoma perfectly fits the mold of the company we were looking for. Algoma is presently one of the top three steel producers in Canada and is well positioned to take advantage of the current strong market for steel and to capitalize on the infrastructure spending that we anticipate. The $300 million plus of cash provided by this transaction will help to bolster the company’s balance sheet and could provide the equity funding necessary to effectuate a conversion from integrated steel production to electric arc furnace steel production. Such a conversion would increase the company’s steelmaking capacity, reduce its costs, reduce the variability of earnings and result in a 70% reduction in CO2 emissions. The company is in the advanced stages of planning for this high ROI conversion but has not yet reached a final investment decision.

1	Legato Merger Corp. Algoma Steel Tuesday, May 25th, 2021, 9:00 AM Eastern

As shown on Slide 5 of the presentation, we have structured an all-stock transaction that values the company at 1.9x calendar year 2021 adjusted EBITDA. The current owners of Algoma will roll 100% of their equity in the transaction in return for $750 million dollars in stock and $375 million dollars in stock-based contingent consideration. As a result, the current Algoma shareholders will retain ownership of approximately 74% of the company if all of the contingent consideration targets are met. Assuming no redemptions, the combined company will have net debt of less than $200 million dollars, or less than 0.25 times anticipated EBITDA for this year.

The contingent consideration targets have been put in place to align everyone’s interests and show the current owners confidence in projected 2021 results. As shown on Slide 6, the contingent consideration is divided into several tranches. The first target is a cliff target of $674 million dollars of calendar year 2021 adjusted EBITDA. If achieved, the current owners would receive an additional 15 million shares of Legato common stock, priced at $10 dollars. The second set of targets represent a total of 22.5 million shares of Legato common stock divided into three equal tranches of 7.5 million shares and may be achieved if the combined company’s stock price reaches $12, $15 or $18 dollars per share within five years of closing, or the company achieves calendar year 2021 Adjusted EBITDA of $750 million, $825 million or $900 million, respectively. Since the company expects to generate adjusted EBITDA in excess of $900 million this year, all of the numbers in this presentation assume that each of these contingent consideration targets will be met, and the combined enterprise value of the company will be $1.7 billion.

On Slide 7, we have illustrated the compelling value proposition presented by this transaction. At 1.9x 2021 projected EBITDA, Algoma will be approximately 25% cheaper than any of the comparable companies and will trade at a 40%+ discount to the average of integrated steel producers shown here. In addition, the EAF producers tend to trade at premium market multiples, and Algoma could be well positioned to benefit from both an increase in EBITDA and an multiple expansion, should it proceed with a conversion to electric arc steelmaking. Overall, we believe that the management team of Algoma has done a wonderful job transitioning this company into a premier low-cost Canadian producer that is positioned to take advantage of the current and anticipated environment for steel. I am pleased to introduce Algoma’s CEO, Mike McQuade, who will provide you with a brief history and his vision for the future of Algoma.

Michael McQuade

Thank You David. I am Michael McQuade, President and CEO of Algoma Steel I joined Algoma Steel as an independent Director, and I chaired the Audit Committee. A few short months later, in March of 2019, I assumed my current position as President and CEO. Prior to joining Algoma, I had spent more than 35 years with Stelco in a variety of roles. Towards the end of my time with Stelco, I served as the CFO for, what was then known as, U. S. Steel Canada and finally as President during Stelco’s own reorganization under creditor protection as U. S. Steel divested of their Canadian assets.

We are extremely pleased with this transaction and the opportunity to collaborate with the Legato team in outlining this very exciting future for Algoma and compelling investment opportunity. Starting in the top left corner of page 8, Algoma entered creditor protection in the fall of 2015. It’s worth noting that the two principle issues which necessitated Essar Algoma to seek creditor protection had very little to do with steel markets, our loyal customer base, or our diverse product mix.

It was Algoma’s previous owners had put excessive amounts of leverage on the business, and interest costs were too much to service through market cycles.

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In October 2015, a dispute between Essar Algoma and their sole supplier of iron ore pellets prompted that supplier to provide notice of termination of the supply agreement. Unsustainable debt payments and the threat of no iron ore supply prompted Essar Algoma to seek creditor protection. Flash ahead to November of 2018 and the new Algoma emerged with a more sustainable capital structure, a release from legacy environmental liabilities, a company specific pension regulation for pensions with two important features: a cap on the incremental cash contributions required to address solvency deficiencies, and relief from those incremental cash contributions once the plans achieved a certain level of solvency funding. And finally, renewed Collective Labor Agreements with our two locals of the United Steelworkers that carry us through to the end of July 2022.

Since emergence from creditor protection, we have been focused on mitigating our risk on sourcing key raw material inputs, improving our productivity, reducing our costs, and investing approximately $200 million dollars in our downstream assets. Last summer, we completed the upgrade to our process control systems on our Direct Strip Production Complex, this past February we completed the commissioning of a second ladle metallurgy furnace, and we are proceeding with the upgrade to our Plate Mill, Canada’s only plate producer and heat-treater servicing the heavy and abrasion resistant steel markets.

With 60% of our iron ore contracts expiring at the end of 2020, we entered into new contracts with a second supplier and now have 100% of our iron ore needs covered under separate contracts through the end of 2024. Over the last 15 months, we have been focused on our conversion costs and have achieved a 10% reduction in our workforce through normal retirements. In addition, our maintenance workforce has significantly improved their productivity through improved planning, getting the right jobs scheduled with the right skills, and the right tools, and this has allowed us to significantly reduce our spend on third party contractor maintenance. Together, these initiatives have resulted in $44 million dollars U. S. of annualized savings.

Algoma is now well positioned to take advantage of the strong steel markets fueled by many factors including the infrastructure spending from Governments on both sides of the Canada/ U. S. border. Looking ahead, we are exploring the possibility of converting steelmaking in Sault Ste. Marie to Electric Arc Steelmaking Technology. EAF steelmaking now represents approximately 70% of the steelmaking in North America and continues to grow on a global basis. There are significant benefits to EAF steelmaking when compared to the more traditional integrated blast furnace model, including: reduced conversion costs, less maintenance CapEx, significant reduction in greenhouse gases, and improved productivity.

Turning to page 10, there are a half dozen investment highlights that will be covered in greater detail in the subsequent slides, from our current position as a leading Canadian supplier of flat products, the potential transformation to an EAF producer, proximity advantages, experienced management team, a strong steel market. We are very bullish on the attractiveness of this transaction.

In the top right of page 11, you will see the proximity of our operations relative to iron ore in Minnesota and Northern Michigan. Iron ore pellets are put on the water on Lake Superior, and we are the first steel mill along the Great Lakes delivery path. We also have very good proximity to our loyal and long-standing customer base. Algoma currently operates a single Blast Furnace that provides for 2.8 million tons of liquid steel annually. We have a second furnace that is near-ready and would increase our annual liquid steel capability to 3.7 million tons.

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On the bottom you can see our historical performance with respect to volumes, pricing and EBITDA from fiscal 2018 through 2020. I would point out that Algoma generated positive EBITDA during a period impacted by two very significant factors outside of our control. The first was when the 232 tariffs applied to countries including Canada and the second was in the second calendar quarter of 2020 when the impact of the Covid pandemic was affecting the global economy. The solid fundamentals for steel favorably affected our financial performance in the latter part of our fiscal 2021 and are reflected in our forecast for fiscal 2022.

On Slide 12 in the top right-hand corner illustrates Algoma’s industry leading position on the cash cost curve relative to competitors that manufacture hot rolled coil. Our DSPC is an important capability, which takes liquid steel to hot roll coil in one continuous process and creates a significant cost advantage by not having to cast slabs, move them in and out of inventory, and reheat them for rolling on a discrete hot strip mill. On the top left, you can see that we have operated our facilities near the top of the peer comparison range. That capacity utilization combined with the cost advantages of our DSPC generates top EBITDA margins in the industry, relative to many of our peers.

Slide 13 is a schematic outlining two alternative steel making technologies. The integrated model at the top of the page shows coke produced from coal in coke batteries as the fuel to reduce iron ore pellets into a liquid state for refining in a Basic Oxygen Vessel or BOF. The Electric Arc process illustrated on the bottom half of the page uses electricity passing through electrodes as the energy melts recycled steel scrap into a liquid steel state. Steel scrap is the most recycled product on the globe and the process can be supplemented with alternative iron units like Hot Briquetted Iron or pig iron.

Slide 14 walks you through the step changes from our 2018 to 2020 run rate EBITDA of $245 million U. S. to a pro-forma 2020 EBITDA of $460 million dollars. The first $44 million dollar step represents the efficiencies that our employees have achieved. The second step represents $25 million from volume improvements that our second LMF, commissioned this past February, is delivering. The ladle met furnaces are used to refine and reheat steel. By increasing the buffer capacity between steelmaking and our downstream assets, we can continue to operate iron and steelmaking at full capacity during downstream delays. This increased buffer will allow Algoma to conservatively increase production by 100,000 tons per annum.

The third step is the $35 million U. S. improvement expected from our plate mill modernization. The modernization is broken into two parts, this year we are focused on upgrading the mill to provide quality improvements, and the following year we will complete the automation aspects that will improve efficiency and increase throughput. The final step is a benefit that could be achieved by converting to a more sustainable and lower cost EAF steel producer. The offsetting $38 million dollars is the profit sharing with our employees that is forecasted as a result of achieving these gains.

Slide 15 details the earnings potential across a range of steel pricing scenarios. On the left, you can see our actual run rate EBITDA for fiscal ‘18 through ‘20. Hot roll pricing during this period averaged $685 dollar a ton. On a pro-forma basis, EBITDA performance ranges from $297 million at $600 dollars a ton, for hot roll coil, to almost $1.8 billion dollars annualized at today’s hot roll coil pricing. The enterprise value to EBITDA multiple range from a reasonable 5.7 times to a very attractive valuation of 1.0 times.

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On Slide 16, the environmental attractiveness of the potential conversion to an EAF producer is detailed. In the bottom chart, the potential reduction of approximately 3 million tons of carbon emissions, the equivalent of a coal fired power-generating plant, as well as other significant reductions and elimination of environmentally sensitive emissions. This potential transformation would be a significant contributor to our federal reduction targets.

Turning to Slide 17, the map on the left illustrates our freight cost radius. On the right is our proximity to the iron ore in Minnesota and Northern Michigan, as well as our proximity to the major scrap hubs of Chicago, Detroit and Southern Ontario. For our outbound shipments, we have multi-modal alternatives and outbound barge shipping, highway infrastructure, with both the Trans-Canada Highway and I75 and rail services from both CN & CP. This optionality provides flexibility and cost effectiveness to service our longstanding blue chip customer base.

On the left-hand side of page 18, the pie charts reflect our products, our end markets and our blend of spot versus contract pricing. As we move across the page, we detail the product attributes, the end markets we serve, and the dimensional tolerances of our asset configuration. The industry has evolved to one of pricing orders at a discount to the reported CRU indices. The value add of our product mix results in Algoma realizing 95%-100% of the published index for hot roll coil and 110%-120% for the CRU Plate Index, which is reflective of our value-added product mix.

On Slide 19, you will find the bios for the Executive Leadership team, an enviable blend of steel experience from both inside and outside of Algoma Steel, as well as inside and outside of the steel sector.

Turning to slides 20 and 21, earlier I had mentioned the strength of the steel market. In the near term, North American producers are reporting being sold out well into the third calendar quarter and spot pricing for hot roll coil has climbed steadily beyond $1,500 dollars a net ton. With strong demand and low inventory levels, the fundamentals remain strong to support the current pricing environment. On a longer-term basis, there are a number of factors that support a bullish outlook for steel demand and pricing in North America: infrastructure spending announced by governments on both sides of the U. S./Canada border, recent consolidation in the North American steel sector, and robust steel markets and higher pricing around the globe when combined with increasing transportation costs and 232 tariffs remaining in place against selective countries, continues to make North America less attractive to countries that have traditionally used our markets as an outlet for their excess steel. The greenest option for steel to support our domestic automotive, construction and energy sectors is steel that is manufactured in North America.

On Slide 22, we detail our go-to market strategy for our incremental production. For plate products, increasing demands and our enhanced quality and productivity will position us to displace the 40% of the Canadian market that is supplied by producers from outside of North America. For hot rolled products, the size of the North American market, the strong demands, our increasing cost competitiveness and our proximity to major customers affords Algoma the opportunity to grow our volumes.

Slide 24 bridges our guidance from fiscal 2021-year end to calendar 2021 forecasted EBITDA: a full year of the cost saving initiatives previously discussed, the cost and volume benefits of the second LMF, the strength of the demand for steel, and the resulting volume increases and the robustness of the pricing environment result in an EBITDA forecast for this calendar year of $900 million dollars. With the additional benefit of the plate mill modernization and potential conversion to an EAF yet to come, Algoma will be well positioned to succeed as a North American steel producer.

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Slide 25 details the volumes and product mix both historically and for our outlook. Averaging around 2.4 million tons of annual shipments, we forecast the ability to grow our business to 3.0 million tons annually, to take advantage of the increasing demand for steel and our increased plate capabilities to displace non-North American producers.

Looking ahead into calendar 2022 on Slide 26, the EBITDA would potentially range from $359 million dollars, using the 2018 through 2020 average pricing environment to more than $2 billion dollars, assuming the current pricing environment. Of note, current broker expectations for 2022 hot roll coil pricing is $728 dollars a ton on average, which would imply Algoma’s EBITDA in the mid $400 million dollar range, and the current hot rolled coil futures pricing is in excess of $1,000 dollars per ton, which would imply more than $1 billion dollars in EBITDA.

Slide 27 details the capital requirements in our forecast. In the historical period, maintenance CapEx for the integrated operations ranged from $50 to $85 million dollars annually or $25 to $35 dollars per ton. The significant spend in fiscal ‘22 thru ‘24 reflect the completion of the plate mill modernization as well as the capital requirements to convert to an electric arc steelmaker. In the later years in our forecast, maintenance CapEx drops to $10 to $20 dollars per ton.

Finally, on Slide 28, you can see the pro-forma capital structure and flow of funds that would result from this transaction, a very attractive net debt coverage and significant step towards financing a strategic transformation like an EAF conversion. It is worth noting that the existing term loans are callable at par. We are very comfortable with our financing strategy, and we have significant liquidity to support and fund our strategic plans prudently into the future. With that, I will turn it back to David, thank you.

CONCLUSION

David Sgro

Thank you, Mike. In closing, I just want to quickly recap some of the factors that make Legato’s management and board so excited about this transaction. First and foremost, we believe that this transaction represents a great value for our shareholders, as this structure results in an EV to EBITDA multiple that is well below those of the comparable publicly traded companies.

In addition, Algoma’s strong management team has done an excellent job of positioning the company for success by eliminating legacy environmental liabilities, cutting costs, and improving production capacity. Management has also set in motion plans to make a meaningful positive impact on the company’s EBITDA, while dramatically reducing the company’s carbon footprint through the potential EAF project. Finally we believe that the projected infrastructure spending in North America, combined with the benefits of the recently implemented USMCA trade agreement provide the company with significant tailwinds that will drive value creation. We would like to thank you for your interest in Legato and Algoma. Have a nice day.

Operator

Ladies and gentlemen, the conference has now concluded. We do thank you for attending today’s presentation. You may now disconnect your lines.

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Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma and Legato, Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.

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